                                                                                 Trading Symbol TSX:CCM

     Suite 800 – 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT               FOR IMMEDIATE RELEASE

PHASE 1 DRILLING PROGRAM NOW UNDERWAY ON BENZDORP  PROPERTY, SURINAME

Vancouver, British Columbia, Canada                                                                 June 17, 2003

Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) ("Canarc" or the "Company") announces that a Phase 1 drilling program is now underway on the Benzdorp gold property in Suriname. An estimated 3,000 m of core drilling is planned in about 30 holes to test the gold mineralization in five prospect areas: JQA, JQW, JQS, Pointu Kreek and Roche Kreek.

The JQA and Roche Kreek prospect areas host broad zones of porphyry-style gold mineralization in diorite stocks that intrude the andesite volcanics of the Benzdorp greenstone belt.  JQA in particular is a large target of stockwork vein and fracture mineralization measuring at least 1,000m long by up to 500m wide, open in several directions.  Fine gold occurs within quartz-limonite veinlets associated with potassic alteration and elevated copper and molybdenum values in the deeper samples.

Canarc's previous exploration work in the JQA prospect area is suggestive of a large, multi-million oz, porphyry-style gold target grading in the 0.5 gpt to 1.5 gpt range.  Drilling will initially test a 900m x 450m portion of the JQA prospect with four fences of short angled holes (75m to125m deep) to evaluate the saprolite mineralization already outlined by dozens of 10m deep auger holes and several large trenches.  Since saprolite mineralization represents the near-surface, oxidized, soft, clay altered portion of gold deposits in a tropical environment, it does not normally need to be drilled, blasted and crushed for mining and can be processed using simple gravity and flotation methods to recover the gold.  Therefore, it has lower costs and higher profits than bedrock mineralization.  At Benzdorp, the saprolite can be as thick as 80m beneath the laterite-capped hilltops or as little as 20 m thick below the gravel-filled valleys, averaging about 50m thick.

An excellent example of saprolite gold mining in South America is the Brasilia mine in Brasil owned by RTZ and Kinross.  In 2002, the mine produced 223,000 oz gold from 18.4 million tonnes saprolite ore grading 0.48 gpt gold with only a 79% recovery.  Their cash operating costs were a low US$167 per oz, mine output exceeded 50,000 tons per day, and a 50% expansion of the mill-rate is scheduled in 2003.

The JQW, JQS and Pointu Kreek prospect areas host shear-vein gold mineralization along northeast-trending structures crosscutting the basaltic andesite volcanic rocks. This style of mineralization is more typical of higher-grade gold mines in ancient greenstone belts like the Ashanti mine in Ghana.  Gold occurs with sulphide/oxide minerals in quartz-calcite veins and replacements within the shear zones.

The Pointu Kreek structure where partially exposed in trench samples grades from 44 gpt over 2 m to 2.45 gpt over 17m and appears to form the western boundary to the JQA prospect over a distance of at least 1 km.  The Phase 1 program will initially test only one cross section line in each of the high-grade targets with short scissor holes to ensure that any parallel, mineralized zones are also intersected. The drill program is anticipated to take about 75 days and initial assays are expected in August.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

/s/ "Bradford J. Cooke"

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT               FOR IMMEDIATE RELEASE

First Four Drill Holes Intersect Porphyry-Type Gold-Copper Mineralization In JQA Prospect On Benzdorp Property, Suriname

Vancouver, British Columbia, Canada                                                         August 12, 2003

Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) ("Canarc" or the "Company") announces that the first four drill holes of the 30 hole, Phase 1 drilling program on the Benzdorp property in Suriname have each intersected porphyry-type gold-copper mineralization in the JQA prospect area.

In spite of poor core recoveries averaging only 76%, these holes returned significant gold grades over their entire lengths, and each hole collared and bottomed in mineralization.  Assays are as follows:

Hole (No)	From (m)	To(m)	Length (m)	Gold (gpt)
BZ03-1 Including	0.00 35.66	74.37 74.37	74.37 38.71	0.48 0.56
BZ03-2 Including	0.00 0.00	71.32 33.53	71.32 33.53	0.58 0.73
BZ03-3 Including	0.00 0.00	74.68 6.10	74.68 6.10	0.37 0.84
BZ03-4 Including And And	0.00 0.00 32.00 85.34	113.39 19.81 44.25 94.49	113.39 19.81 12.25 9.15	0.64 0.87 0.81 0.81

Holes BZ03-1 and 2 were drilled east west from either end of trench TR02-2, angled at -50° to -55° towards each other.  Both holes penetrated the saprolite profile and bottomed in bedrock at about 50 m vertical depth.  Although no ore minerals could be recognized in the quartz stockworks in saprolite due to oxidation, the same quartz stockworks in bedrock carry up to 1% chalcopyrite, 3% magnetite and 5% pyrite.  Potassic feldspar alteration envelopes grading outwards into phyllic and argillic alteration were readily recognizable surrounding the quartz veinlets in the bedrock.

Hole BZ03-3 is a vertical hole drilled some 175 m east of trench TR 97-02 and well east of the deep auger gold anomaly defining the JQA target.  This area is a laterite-capped hilltop, which we now know, covers an eastern extension of the JQA porphyry-type gold mineralization. The much thicker saprolite profile (hole BZ03-3 did not reach bedrock), heavy kaolinite alteration and corresponding poor core recoveries all point to a more active supergene environment under the hilltop laterites compared to the JQA sidehill saprolite and Pointu Kreek alluvial environments.

Hole BZ03-4 was drilled at -55° to the west beneath trench TR97-02, intersecting a thicker saprolite profile than the first two holes and hitting bedrock at about 70 m vertical depth.  There is no obvious reason why the gold values are higher in this hole and so core recoveries may be a factor in the assay results from each of the drill holes.

Even though it is still early in the 30 hole Phase 1 drilling program, a number of conclusions can be drawn from the first 4 holes:

1)      Porphyry-type gold-copper mineralization extends from surface to at least 113 m in vertical depth as shown by hole BZ03-3.

2)      The mineralization is at least 325 m wide from the west end of the trench TR97-02 to hole BZ03-3 in the east, still open.

3)      The reported gold values may be understated due to poor core recoveries.

4)      Copper minerals observed in bedrock may contribute to gold equivalent grades (copper analyses still awaited from lab).

5)      The super lightweight diamond drill being used operates at a low cost because it can be broken down and carried through the jungle by hand and only needs a small pad for set-up.

            However, the drill is underpowered and therefore suffers from poor core recoveries.

6)      The objective of using a lightweight diamond drill was to determine the presence of a potentially large gold-copper porphyry system. Early results appear to support this hypothesis.

7)      Steeper angled holes (-60°) are easier to drill than shallower angles (-50°), and NTW (3 in) diameter rods return better core recoveries than BTW (2.4 in) rods.

The Phase 1 drilling program is now on hole 17 and progressing satisfactorily after a slow start.  The assay lab has been backlogged with work, but results can now be expected approximately every two weeks until completion.

Canarc management view the JQA prospect as having two attractive economic mine models.  Firstly, the near-surface saprolite gold mineralization may be best suited for low cost open pit mining and a gravity recovery plant similar to the Brasilia mine in Brazil, operated by RTZ in partnership with Kinross.  This mine produces 250,000 oz gold per year from a head grade of 0.47 gpt gold at a US $167 per oz cash cost.

Secondly, once the saprolite had been mined, we could conceivably have a pre-stripped porphyry-type gold-copper deposit in bedrock and enough net cashflow from the saprolite mine to pay for a large flotation concentrator similar to the Baja de la Alumbrera mine in Argentina, also operated by RTZ in partnership with Wheaton River.  This mine produces 759,000 oz gold per year from head grades of 0.59 gpt gold and 0.51% copper at a US $ -18 per oz cash cost after copper credits.

In addition to the porphyry-type JQA prospect, the Phase 1 drilling program will also test several high grade, sheer-vein gold prospect areas, such as JQS, JQW, JQB and Pointu Kreek.

Richard Williams, MSc, PGeo, is the Qualified Person supervising the Phase 1 drilling program on the Benzdorp property.  He has instituted a Quality Control program of blanks and duplicates to ensure the integrity of all assay results.

All drill core is split by Canarc personnel at the Benzdorp camp, and then flown to Parimaribo for shipment to FILAB, a large, European commercial lab company operating in Cayenne, French Guyana.  The core samples are then dried, crushed, split and a 30-gram subsample is taken for analysis.  Gold is determined by fire assay with an atomic absorption finish and copper is analyzed by atomic absorption.  FILAB is using its own standards for quality control checks. Canarc will also be sending reject samples from FILAB to other laboratories for additional quality assurance checks.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

/s/”Bradford J. Cooke”

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CANARC Resource Corp.

Benzdorp Property
Detail Map Area
Lawa River
1 Km
Pointu Creek
N
250 metres
Drill Hole | Assay Au / Length
BZ03-1 0.48 gpt / 74.4m
BZ03-2 0.58 gpt / 71.3m
BZ03-3 0.37 gpt / 74.7m
BZ03-4 0.64 gpt / 113.4m
BZ03-5 0.55 gpt / 79.3m
BZ03-6 0.59 gpt / 71.6m
BZ03-7 0.69 gpt / 44.2m
BZ03-8 0.55 gpt / 61.0m
BZ03-7,8
BZ03-6
BZ03-4
BZ03-5
BZ03-3
BZ03-1
BZ03-2
Rufin Creek
Drill-Hole
Trench
> 0.25 gpt Gold in Soil
River Gravel Cover

Benzdorp Property, Suriname
JQA Grid
Drill Collars, Trenching, and Soil Geochemistry

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

SHAREHOLDER UPDATE

Benzdorp Property Visit

Vancouver, British Columbia, Canada

August 26, 2003

President Bradford Cooke was in Suriname last week and visited the Benzdorp property for a first-hand view of the Phase 1 drilling program now underway.  The following comments are his impressions from the site visit.

“On Wednesday, we arrived at Zorg and Hoop (Faith and Hope) City Airport by 7 AM for an early Cessna flight into Benzdorp only to be met by several dozen garimpeiros who also were there for charter flights into the Interior.  Clearly, the gold mining business in Suriname is booming once again.

“After a 30 minute delay due to a torrential downpour, the skies cleared and 90 minutes later, we touched down at the Tibiki Island airstrip where we transferred into a dugout canoe (capacity 15) for the 10 minute ride to the Benzdorp landing.  Our Canarc crews were waiting there to pick us up with two ATV’s for the 20 minute drive into camp.  Canarc’s base camp is up on a hilltop a kilometre away from the main access road to the Lawa River for a couple of reasons:  to capture any evening breezes that may cool down the jungle and to avoid the garimpeiro traffic along the Lawa River. We currently have about 20 men in camp (capacity 40) including 6 drillers and drill helpers.

“We immediately took a walk out to the drill which was working only 200 m from the camp. Michel, the driller/owner/operator, took a 10 minute break to talk about the rig performance and drilling conditions. Core recoveries have improved but we are clearly still losing some gold values in the more heavily fractured and mineralized quartz stockwork zones in the saprolite.  The drill was working on Hole BZ03-19 and is currently averaging 2 ½ holes per week.  An additional 15 holes are planned in order to complete the 3000 m Phase 1 program.

“Our review of the drill core was very interesting, because this is the first time we have seen the JQA porphyry-style mineralization in bedrock instead of saprolite.  As a project geologist, Wes Feaver points out that JQA is quite a “dry” hydrothermal system, low in quartz and sulphide content, and hosted by heavily fractured, diorite intrusive rocks.  However, the vein and fracture stockwork is intense, containing ferro-dolomite and quartz in the veinlets and magnetite, pyrite and chalcopyrite in the veinlets and also as disseminations in the host rock.

“ It appears that every hole drilled into the JQA prospect thus far is visually mineralized, many of them from top to bottom.  Assays are unfortunately backed up because both Atomic Absorption spectrometers at FILAB have broken down.  We are told one unit should be repaired this week and the other replaced by next week.  All in all, the drilling program is now running quite smoothly and the drill core arrays should make apparent the magnitude of this Benzdorp gold discovery by Canarc over the coming months.”

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principle assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/”Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT                          FOR IMMEDIATE RELEASE

Drilling Intersects Additional Porphyry Gold Mineralization At JQA Prospect, Benzdorp Property, Suriname

Vancouver, British Columbia, Canada                                                                      September 2, 2003

Canarc Resource Corp. (CCM : TSX and CRCUF : OTC-BB) ("Canarc" or the "Company") announces that the Phase 1 drill program on the Benzdorp property in Suriname continues to intersect additional porphyry gold mineralization in the JQA prospect area.

Drill holes BZ03-5, 6, 7 and 8 have returned significant gold grades over their entire lengths. Each hole collared and bottomed in mineralization.  Assays are as follows:

Hole (No)              From (m)

 To (m)                    Length (m)              Gold (gpt)

BZ03-5

   0.00

79.25

    79.25

       0.55

   Including:

   0.00

33.53

    33.53

       0.81

BZ03-6

   0.00

71.63

    71.63

       0.59

   Including:

   0.00

13.72

    13.72

       0.78

   And:

 54.86

71.63

    16.77

       0.77

BZ03-7

   0.00

44.20

     44.20

       0.69

   Including

   0.00

19.81

     19.81

       0.78

BZ03-8

   0.00

60.96

     60.96

       0.55

   Including:

   0.00

21.34

     21.34

       0.66

Core recoveries in the saprolite continue to average only 77% in holes BZ03-5 to 8 and some of these holes had to be terminated before reaching their target depth due to difficult ground conditions. It appears that the most intensely mineralized stockwork zones in saprolite tend to be the areas of greatest core losses in the drill core. Therefore, the reported drill core assays may be understating the actual gold grades in saprolite.

Hole BZ03-5 was drilled to the east towards hole BZ03-4 and beneath TR97-02 and hit bedrock at about 30 m vertical depth.  A vein stockwork with potassic alteration envelopes was observed, carrying quartz-carbonate veinlets and disseminated magnetite-pyrite-chalcopyrite, very similar to the bedrock mineralization reported in the first four holes.

Hole BZ03-6 was angled to the west beneath trench TR02-01 and remained in saprolite throughout its length. One hundred metres further west, Hole BZ03-7 was also drilled to the west but had to be abandoned in saprolite.  Hole BZ03-8 angled back to the east beneath trench TR02-01 and towards hole BZ03-6.  It also remained in saprolite for its entire length, implying that bedrock is deeper than 45 meters vertical depth.

Ignoring possible gold losses in drill core, reported gold grades average from 0.5 to 0.8 gpt and every drill hole thus far has intersected porphyry gold mineralization top to bottom.  Benzdorp gold grades are equal to or better than many other large porphyry gold-copper deposits (estimated reserves prior to production) as shown in the following table:

Deposit

Location

Owner

Size (million T)

Gold (gpt)

Cu (%)

Cadia Hill

Australia

Newcrest

204

0.73

0.17

Kemess South

Canada

Northgate

200

0.63

0.22

Baja de la

Argentina

MIM/Wheaton

370

0.60

0.55

Alumbrera

River

Pebble Project

Alaska

Northern

434

0.53

0.39

Dynasty

Batu Hijau

Indonesia

Newmont

915

0.41

0.52

Turquoise Hill

Mongolia

Ivanhoe

965

0.21

1.01

Benzdorp should also enjoy the lower cost advantages of near-surface mineralization resulting in a low waste/ore stripping ratio and saprolite mineralization resulting in minimal drilling, blasting and crushing  (similar to the Brasilia mine of RTZ).

Richard Williams, M.Sc, P.Geo, is the Qualified Person supervising the Phase 1 drill program.  His Quality Control and Assurance program was reported in the previous news release of Benzdorp drill results dated August 12, 2003.  The Phase 1 drilling program is now on hole 24 out of the original 30 holes planned.  However, with several holes being shorter than targeted, some additional holes may be added to the program.

Canarc already owns 40% and holds an option to earn up to 80% of the voting shares of Benzdorp Gold N.V., the local company that holds the Benzdorp concession titles.  Our partner, Grassalco, a state mining company, will ultimately own 20% of the voting shares which gives it the right to receive either a floating net revenue interest (NSR) of 1.5% to 6% based on the price of gold or a 20% net profits interest (NPI) after Canarc recovers all of its capital investment with interest.

Canarc has entered into an agreement with CCN Matthews, a Canadian electronic news distribution service. A complete listing of past Canarc company news can be found on the website at www.canarc.net.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principle assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

/s/’Bradford J. Cooke’

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Canarc Agrees to CA $3 Million Private Placement

Vancouver, British Columbia, Canada

October 1, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces it has agreed to a non-brokered CA $3 million financing. The private placement is for 3.3 million units at CA $0.90 per unit, each unit consisting of one common share and one-half common share purchase warrant.

Each full warrant can be exercised to purchase an additional common share at CA $1.10 within a two year period. The shares and warrants are subject to the standard four month hold period, and a finders fee may be paid on a part of the offering.

The proceeds will be added to working capital for use in part to fund a Phase 2 drilling program on the Benzdorp property in Suriname.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principle assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the large Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT               FOR IMMEDIATE RELEASE

Additional Porphyry Gold Drill Intercepts From JQA Prospect, Benzdorp Property, Suriname

Vancouver, British Columbia, Canada

October 20, 2003

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announced today additional drill intercepts of porphyry gold mineralization from the JQA prospect area of the Benzdorp property in Suriname.

Drill holes BZ03-13, 15 and 16 each returned significant gold grades over their entire lengths and holes BZ03-14 and 17 both intersected the margins of the mineralized zone. Assays are as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ03-13

0.00

100.58

100.58

0.822

Including:

36.58

83.82

47.24

1.130

BZ03-14

88.70

91.44

2.74

0.485

BZ03-15

0.00

81.49

81.49

0.481

Including:

39.62

54.86

15.24

0.725

BZ03-16

0.00

88.39

88.39

0.510

Including:

42.67

56.39

13.72

0.818

And:

70.10

88.39

18.29

0.739

BZ03-17

0.00

10.67

10.67

0.586

Core recoveries in the saprolite continue to average approximately 76% in holes BZ03-13 to 17 and bedrock was only reached in hole BZ03-14.  Core losses in the mineralized zone imply gold losses as well, so the assays reported herein may understate the actual gold grades in saprolite.

Holes BZ03-9, 10, 11 and 12 were drilled to the south of JQA diorite intrusion and porphyry mineralization in the JQS prospect area.  These drill holes intersected narrow widths of low grade, vein-type mineralization hosted by andesite volcanic rocks.

Hole BZ03-13 is located 100 m south of any previous drill holes and returned the best results to date. The mineralized zone appears to shift west in hole 14, perhaps by faulting, as only the bottom of the hole returned gold porphyry-type mineralization.

Holes BZ03-15 and 16 tested the mineralized zone some 100 m north of the previous drilling and returned results typical of the JQA prospect.  The top of hole BZ03-17 also clipped good gold values in the mineralized zone before entering into less mineralized material toward the west.

A review of gold-rich porphyry deposits worldwide shows that typical gold grades run from 0.4 to 0.7 gpt gold.  Although it is still very early in the drilling program at Benzdorp, the JQA prospect gold grades certainly appear to fit the gold-rich porphyry model.

The Phase 1 drilling program has now wrapped up with the completion of 28 drill holes, of which 17 have been reported.  The remaining 11 holes are currently being assayed and results will be released over the next three weeks.

Canarc owns 40% and holds an option to earn up to 80% of the voting shares of Benzdorp Gold N.V., the local company that holds the Benzdorp concession titles.  Our partner, Grassalco, a state mining company, will ultimately own 20% of the voting shares which gives it the right to receive either a floating net revenue interest (NSR) of 1.5% to 6% based on the price of gold or a 20% net profits interest (NPI) after Canarc recovers all of its capital investment with interest.

Richard Williams, MSc, PGeo, is the Qualified Person supervising the Phase 1 drilling program on the Benzdorp property.  He has instituted a Quality Control program of blanks and duplicates to ensure the integrity of all assay results.

All drill core is split by Canarc personnel at the Benzdorp camp, and then flown to Parimaribo for shipment to FILAB, a large, European commercial lab company operating in Cayenne, French Guyana.  The core samples are then dried, crushed, split and a 30-gram subsample is taken for analysis.  Gold is determined by fire assay with an atomic absorption finish and copper is analyzed by atomic absorption.  FILAB is using its own standards for quality control checks. Canarc will also be sending reject samples from FILAB to other laboratories for additional quality assurance checks.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

SHAREHOLDER UPDATE

Third Quarter Review 2003

Vancouver, British Columbia, Canada

       October 27, 2003

Bradford Cooke, President and CEO of Canarc Resource Corp. (“Canarc”), provides shareholders with the following review of the Third Quarter and the outlook for the Fourth Quarter of fiscal 2003. During the past quarter, Canarc focused on advancing its two main gold projects, Benzdorp and New Polaris.

At Benzdorp, a significant new gold discovery was announced on the basis of positive results from the Phase 1 drilling program. At New Polaris, good progress was made, albeit slowly, on resource modelling, metallurgical optimization and conceptual engineering for a scoping study. Canarc shares gained CA$ 0.40 (82%) during the quarter to close at CA$ 0.99 in response to the Benzdorp discovery and the US $38 rise (11%) in the gold price to US $384 during the same period.

Subsequent to the end of the third quarter, Canarc closed a CA $ 3 million private placement financing. The proceeds will be used to carry out a Phase 2 drill program of approximately 100 holes at Benzdorp as well as a 3 hole deep drill program at New Polaris.

Benzdorp

The Phase 1 drilling program commenced in late June and the first 8 holes in the first prospect area, JQA, each intersected porphyry gold mineralization from top to bottom, averaging between 0.5 gpt and 1.0 gpt gold over an area of 250 m by 250 m, open in all directions. Canarc has now completed 28 drill holes over an area 750 m long by 1,150 m wide and porphyry gold mineralization has been intersected in most of the drill holes.

While the gold grades appear low, they actually rank in the top 25% of porphyry gold-copper mines worldwide. The reported gold grades may also understate the actual gold grades, given that the Phase 1 drill program has only averaged 75% core recoveries (lost core likely means lost gold also).

The surface area of the JQA prospect tested by the Phase 1 drilling has the potential for 450 million tonnes (15 million oz) to only 250 m in depth. One key to profitable operations for porphyry mines lies in their economies of scale. Porphyry gold deposits typically contain from 200 million tonnes up to 1 billion tonnes of ore reserves and so the mines range in size from 20,000 up to 100,000 tonnes per day.

Another key to the mine economics at Benzdorp could be saprolite ore, which forms a 50 to 100 m thick surface blanket over the bedrock mineralization due to alteration from rainwater over the millennia. Saprolite is a free-digging, soft, rusty, clay ore that can often be mined without drilling, blasting or crushing and processed by simple gravity methods without flotation or cyanidation.

Clearly Benzdorp is still in the early stages of an exploration discovery. However, both the size and economics of the JQA target give it substantial upside potential and there remain several other prospects yet to drill.

New Polaris

Work continued on a scoping study of this 1.3 million oz high grade gold deposit, with emphasis on detailed modelling of an initial 650,000 oz. resource suitable for the first 10 year mine plan. Metallurgical testing continued to optimize the gold recoveries (up to 97%) into a saleable sulphide concentrate grading up to 125 gpt gold.

Preliminary engineering and costing is being completed for a 600 tpd , high grade underground mine feeding a simple crush-grind-float process plant with seasonal shipping of the cons by barge and train to autoclave facilities in Nevada. The scoping study should be completed in the fourth quarter.

In the course of resource modelling, a compelling deep footwall “C vein” drill target was identified below the old mine workings. Canarc plans to test this target as well as other deep vein prospects with a three hole drill program in the fourth quarter.

The outlook in the Fourth Quarter for both gold in general and Canarc in particular is bright. Gold appears ready to test the US $390.00 per oz. ceiling once again and Canarc plans to complete assaying of drill core from the Phase 1 drill program at Benzdorp and launch new drill programs on both the Benzdorp and New Polaris properties.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/”Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT               FOR IMMEDIATE RELEASE

Canarc Agrees to CA $262,500 Flow Through Private Placement Financing

Vancouver, British Columbia, Canada

October 30, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces it has agreed to a brokered CA $262,500 flow-through financing.  The private placement is for 250,000 units at CA $1.05 per unit, each unit consisting of one common share and one half common share purchase warrant.

Each full warrant can be exercised to purchase an additional common share at CA $1.25 within a two year period.  The shares and warrants are subject to the standard four month hold period and a 7% brokers commission is payable in units.

The subscriber is the Endeavour Flow-Through Limited Partnership 2003, who will receive the C.E.E. tax write-off as well as any related tax credits. The proceeds will be used to fund a three-hole exploration drilling program on the New Polaris property over the next two months.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/”Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT               FOR IMMEDIATE RELEASE

Canarc Closes $3 Million in Private Placement Financings

Vancouver, British Columbia, Canada

    November 17, 2003

Canarc Resource Corp. (CCM:TSX and CRCUF:OTC-BB) announces that it has now closed the CA $3 million in private placement financings previously announced.

The Company issued 3,080,000 units at CA $0.90 per unit to raise CA $2,772,000.  Each unit consists of one common share and one half common share purchase warrant, each full warrant being exercisable to purchase an additional common share at $1.05 within a two year period ending November 13, 2005.  The proceeds will be added to working capital and used in part to fund the next phase of drilling on the Benzdorp property in Suriname.

Canarc also issued 250,000 units at $1.05 per unit to raise CA $262,500.  Each unit consists of one flow through common share and one half common share purchase warrant, each full warrant being exercisable to purchase an additional common share at $1.25 within a two year period.  The flow through investor, Endeavour Flow-Through Limited Partnership 2003, will receive the C.E.E. tax write-off as well as the tax credits related to the flow through shares.  The proceeds will be used to fund the next phase of drilling on the New Polaris property in British Columbia.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email invest@canarc or visit our website, www.canarc.net.  The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

More Drill Results from JQA Prospect, Drilling Resumes on Benzdorp Property

Vancouver, British Columbia, Canada

November 25, 2003

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces more drill results from the JQA prospect area and the resumption of drilling on the Benzdorp property in Suriname.

Drill holes BZ03-18, 19, 20 and 21 each returned significant gold grades over bulk-mineable widths as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ03-18

0.00

67.80

67.80

0.57

Including:

39.62

58.25

18.63

0.73

BZ03-19

0.00

16.76

16.76

0.42

BZ03-20

0.00

30.48

30.48

0.78

Including:

12.19

18.29

6.10

1.41

BZ03-21

0.00

16.76

16.76

0.45

Holes BZ03-18 to 21 each intersected porphyry-type, stockwork mineralization in a fence along Line 20,400 west of holes BZ03-3, 4 and 5, extending the width of the mineralized zone to 600m, still open to the east and west. Drill holes BZ03-22 and 23 did not intersect mineralization on Line 20,800 to the north. The mineralized zone appears to trend west of these two drill holes beneath Pointu Kreek.

Core recoveries in holes BZ03-18 to 23 averaged only 76% and bedrock was not reached in holes BZ03-19 and 21, due to difficult ground conditions. Cores losses in the mineralization imply gold losses as well, so the assays reported herein may understate the actual gold grades in saprolite.

A review of gold-rich porphyry deposits worldwide shows that Benzdorp gold grades fall into the top 25% of this ore type. A geologically analogous porphyry deposit to Benzdorp is the Boddington project of Newmont/ Anglo/ Newcrest in Western Australia. The Boddington gold mine is one of the largest gold deposits in the world, with combined past production and current resources exceeding 26 million oz gold.

Boddington is a structurally controlled, intrusion related gold-copper deposit of Archean age. Much of the oxide cap has already been mined, but the underlying hypogene mineralization can be found for several kilometres in length by up to1 km in width by several hundred metres in depth.

Newmont/ Anglo/ Newcrest have announced a $500 million development program to build a 170,000 tpd, 750,000 opy gold and copper mine at Boddington. Current reserves are estimated to be approximately 400 million tonnes grading 0.8 gpt gold and 0.12% copper.  Although still in the very early stages of exploration drilling, Benzdorp certainly appears to have similar one tonnage potential.

Phase 1 drilling will resume at the Benzdorp property in late November, 2003. Approximately 10 more holes will be drilled before year-end using the small Hydracore drill rig to try and extend the JQA mineralization to the east, as well as to test the Roche Kreek prospect to the south.

Godfrey Walton, M.Sc., P.Geo, is the Qualified Person supervising the Phase 1 drilling program on the Benzdorp property. He has instituted a Quality Control program of blanks and duplicates to ensure the integrity of all assay results.

All drill core is split by Canarc personnel at the Benzdorp camp, and then flown to Parimaribo for shipment to FILAB, a large, European commercial lab company operating in Cayenne, French Guyana.  The core samples are then dried, crushed, split and a 30-gram subsample is taken for analysis.  Gold is determined by fire assay with an atomic absorption finish and copper is analyzed by inductively coupled plasma spectroscopy .  FILAB is using its own standards for quality control checks. Canarc will also be sending reject samples from FILAB to other laboratories for additional quality assurance checks .

Canarc owns 40% and holds an option to earn up to 80% of the voting shares of Benzdorp Gold N.V., the local company that holds the Benzdorp concession titles.  Our partner, Grassalco, a state mining company, will ultimately own 20% of the voting shares which gives it the right to receive either a floating net revenue interest (NSR) of 1.5% to 6% based on the price of gold or a 20% net profits interest (NPI) after Canarc recovers all of its capital investment with interest.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Benzdorp Property
Map Area
Pointu Creek
Rufin Creek
Drill Hole
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
N
500 m
Gold Geochemistry
Auger Anomaly > 0.25 gpt
Auger Anomaly > 0.1 gpt
Surficial Geology
Alluvial Gravels
Laterite
Bedrock Geology
Volcanics
Diorite / Tonalite Intrusion

Trading Symbols TSX:CCM and OTC-BB:CRCUF

Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Drill Results From JQW Prospect and Copper Assays From JQA Area, Benzdorp Property, Suriname; Additional Private Placement Flow Through Financing

Vancouver, British Columbia, Canada

December 23, 2003

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces drill results from the JQW prospect area as well as copper assays from drilling in the JQA discovery area on the Benzdorp property in Suriname.

The JQW prospect is located west of the JQA discovery.  Drilling at JQW encountered broad zones of alteration and veining in porphyritic intrusive rocks similar to those found in the JQA area.  However, drill holes BZ03-24 to 28 generally returned narrower intervals of gold mineralization, suggesting that JQW may be a different part of the mineralized system.  Gold assays are as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Gold (gpt)

BZ03-24

0.00

1.52

1.52

17.46

51.82

62.48

10.66

0.60

74.68

80.77

6.09

0.69

94.49

102.11

7.62

0.51

BZ03-25

numerous narrow intervals up to 1gpt gold

BZ03-26

numerous narrow intervals up to 1gpt gold

BZ03-27

91.44

96.01

4.57

0.70

129.54

137.16

7.62

0.50

BZ03-28

18.29

32.00

13.71

0.38

79.25

82.30

3.05

0.67

Hole BZ03-24 collared in high grade gold mineralization along the west bank of Pointu Kreek, confirming an extension to the high grade shear-vein mineralization (44.4 gpt/2m and 18.1 gpt/2m) found in porknocker workings along Pointu Kreek.  Core recoveries improved to 81% on average in the JQW drill holes but some gold losses due to lost core must still be assumed.

Copper assays have now been received for drill holes in the JQA discovery area.  Since the purpose of the Phase 1 drill program was principally to test for gold mineralization in saprolite from surface down to bedrock, and copper is typically leached out of the saprolite, only 10 of 23 drill holes reported significant copper assays in bedrock, as follows:

Hole (No.)

From (m)

To (m)

Length (m)

Copper (%)

BZ03-1

60.05

74.37 (EOH)

12.80

0.20

BZ03-2

51.82

71.32 (EOH)

19.50

0.16

BZ03-4

103.63

113.39 (EOH)

9.76

0.18

BZ03-5

41.96

79.25 (EOH)

37.28

0.14

BZ03-13

70.10

89.79

19.69

0.15

97.41

100.58 (EOH)

3.17

0.17

BZ03-14

36.58

44.20

7.62

0.12

88.39

91.44 (EOH)

3.05

0.16

BZ03-17

56.39

64.01

7.62

0.29

BZ03-18

24.38

67.80

43.42

0.16

BZ03-20

36.58

42.67

6.09

0.17

BZ03-21

21.34

33.53

12.19

0.14

BZ03-23

7.62

19.81

12.19

0.17

Like the Boddington gold deposit in Western Australia (0.8 gpt gold, 0.12 % copper), by-product copper in the Benzdorp porphyry gold mineralization could potentially make a significant contribution to project value.  However, it should be noted that no metallurgical tests have been carried out yet to establish copper recoveries from bedrock mineralization.  Metallurgical testing on core samples is planned for the 1st Quarter of 2004.

In November and December 2003, the Phase 1 drill program was extended to include an additional ten drill holes.  Four holes were targeted to extend the JQA gold mineralization for 100m to the east, three holes were drilled up to 500m further east under the laterite cap of the JQE prospect area, and three holes were completed to test the Roche Kreek prospect some 5 km to the south.  Initial assay results should be available by the end of January 2004.

A major Phase 2 drill program is planned for 2004, to commence in late January 2004 using two drill rigs, once the Phase 1 data are compiled and interpreted.  A second larger drill rig (Longyear Super 38) has already been mobilized to the Benzdorp property and a John Deere 450 bulldozer and related equipment are in transit.

In summary, 2003 was a very successful year for the Benzdorp project.  A total of 38 drill holes were completed and extensive, porphyry-type gold and copper mineralization in the JQA prospect area was delineated to depths of 75 m over an area measuring at least 600m by 500m, open in several directions for expansion.

Godfrey Walton, M.Sc., P.Geo, is the Qualified Person supervising the Phase 1 drilling program on the Benzdorp property. He has instituted a Quality Control program of blanks and duplicates to ensure the integrity of all assay results.

All drill core is split by Canarc personnel at the Benzdorp camp, and then flown to Parimaribo for shipment to FILAB, a large European commercial lab company operating in Cayenne, French Guyana.  The core samples are then dried, crushed, split and a 30-gram subsample is taken for analysis.  Gold is determined by fire assay with an atomic absorption finish and copper is analyzed by inductively coupled plasma spectroscopy .  FILAB is using its own standards for quality control checks. Canarc will also be sending reject samples from FILAB to other laboratories for additional quality assurance checks .

Canarc owns 40% and holds an option to earn up to 80% of the voting shares of Benzdorp Gold N.V., the local company that holds the Benzdorp concession titles.  Our partner, Grassalco, a state mining company, will ultimately own 20% of the voting shares which gives it the right to receive either a floating net revenue interest (NSR) of 1.5% to 6% based on the price of gold or a 20% net profits interest (NPI) after Canarc recovers all of its capital investment with interest.

Canarc also announces it has agreed to a non-brokered CA $105,000 flow-through financing.  The private placement is for 100,000 units at CA $1.05 per unit, each unit consisting of one flow-through common share and one-half common share purchase warrant. Each full warrant can be exercised to purchase an additional non-flow-through common share at CA $1.25 within a two year period.  The shares and warrants are subject to the standard four month hold period, and a 7% finders fee is payable in cash. The subscriber is the Mineral Fields 2003 Flow-Through Limited Full Partnership, which will receive a tax write-off relating to Canadian exploration expenditures. The proceeds will be used to fund in part a drilling program on the New Polaris property 2004.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia and its option on the huge Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

President and C.E.O.

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Benzdorp Property
Map
Area
Pointu Creek
Drill
Hole
26
25
21
20
23
22
17
15
16
7
8
6
4
5
3
18
19
1
2
13
14
24
27
28
9
10
11
12
Rufin Creek
N
500 m
Gold Geochemistry
Auger Anomaly > 0.25 gpt
Auger Anomaly > 0.1 gpt
Surficial Geology
Alluvial Gravels
Laterite
Bedrock Geology
Volcanics
Diorite / Tonalite
Intrusion